Filed Pursuant to Rule 424(b)(3)

SEC File #333-237643

Prospectus Supplement

Dated May 14, 2020 (to Prospectus dated April 21, 2020)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 21, 2020.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 13 to the Quarterly Report on Form 10-Q for the three-month period ended March 31, 2020 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on May 14, 2020.

Exhibit 13

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE MONTHS ENDED

MARCH 31, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three-month periods ended March 31, 2020 and 2019. This discussion and analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2019 Annual Report. Results achieved in any interim period are not necessarily indicative of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements involve known and unknown risks and uncertainties. The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in employment rates or in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, unexpected increases in our allowance for credit losses, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2019 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer installment loans to individuals. Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate. As of March 31, 2020, the Company’s business was operated through a network of 319 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan. Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time. In certain states where offered, customers may choose involuntary unemployment insurance for payment protection in the form of loan payment assistance due to unexpected job loss. Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction. We write these various insurance policies as an agent for a non-affiliated insurance company. Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations. We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

The Company’s total assets decreased $3.1 million to $936.1 million at March 31, 2020 compared to $939.2 million at December 31, 2019. A decline in the Company’s net loan portfolio and other assets were the primary contributing factors causing the decrease in total assets. An increase in cash and cash equivalents and an increase in the Company’s investment securities portfolio offset a portion of the overall decrease in total assets.

Cash and cash equivalents (excluding restricted cash) increased $3.5 million (7%) at March 31, 2020 compared to prior year end. Cash equivalents includes short term investments. The increase was mainly due to Management’s decision to invest a portion of the funds generated from operations of Company’s insurance subsidiaries into short-term investments for liquidity purposes. Lower restricted cash requirements enabled the Company to move funds from the restricted cash portfolio to cash and cash equivalents which also contributed to the increase in our cash and cash equivalents.

Restricted cash consists of funds maintained in restricted accounts at the Company's insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements. Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers. At March 31, 2020, restricted cash decreased $2.7 million (41%) compared to December 31, 2019. See Note 3, "Investment Securities" in the accompanying "Notes to Unaudited Condensed Consolidated Financial Statements" for further discussion of amounts held in trust.

Our net loan portfolio declined $6.5 million (1%) to $608.7 million at March 31, 2020 compared to $615.2 at December 31, 2019. During the first quarter of each year the Company typically experiences a decline in its loan portfolio. Included in our net loan portfolio is our allowance for credit losses which reflects estimated expected credit losses in the loan portfolio as of the date of the statement of financial position. Management raised the allowance $5.9 million as of March 31, 2020, which also contributed to the decrease in our net loan portfolio. A portion of the increase in the allowance was due to the Company’s adoption of the new Financial Accounting Standard Board’s (“FASB’) standard ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). See Note 2, “Allowance for Credit Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for credit losses. Management believes the allowance for credit losses is adequate to cover expected losses inherent in the portfolio at March 31, 2020; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance. Any increase in our allowance for credit losses could have a material adverse impact on our results of operations or financial condition in the future.

Our investment securities portfolio increased $4.6 million (2%) at March 31, 2020 compared to the prior year-end. The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds. A major portion of these investment securities have been designated as “available for sale” (99% as of March 31, 2020 and December 31, 2019) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income. The increase in the portfolio was due to a portion of surplus funds generated by operations of the Company’s insurance subsidiaries being invested in bonds. Increases in unrealized gains on investments during the three months just ended also contributed to the increase in the portfolio. A small portion of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis. Management believes the Company has adequate funding available to meet liquidity needs for the foreseeable future.

Other assets decreased $2.0 million (3%) at March 31, 2020 compared to December 31, 2019 mainly due to a reduction in receivables related to insurance reinsured by the Company’s insurance subsidiaries. Also contributing to the decrease in other assets were reductions in: (i) collateral held on real estate loans, (ii) deferred acquisition costs, (iii) fixed assets, (iv) right-of-use assets related to leases and (v) tax refund receivables. An increase in prepaid expenses offset a portion of the decrease in other assets.

Our senior debt is comprised of a line of credit from a bank and the Company’s senior demand notes and commercial paper debt securities. Our subordinated debt is comprised of the variable rate subordinated debentures sold by the Company. The aggregate amount of senior and subordinated debt outstanding at March 31, 2020 was $623.5 million compared to $620.1 million at December 31, 2019, representing an increase of $3.4 million (1%). An increase in the use of the line of credit was a major factor contributing to the increase in overall debt. Higher sales of the Company’s senior demand notes also contributed to the overall increase. Offsetting a portion of the increase were reductions on balances outstanding on the Company’s commercial paper and subordinated debentures.

Accrued expenses and other liabilities decreased $6.6 million (11%) to $51.0 million at March 31, 2020 compared to $57.6 million at December 31, 2019. A decrease in the accrual for the Company’s incentive bonus, as a result of payment of 2019 incentive bonuses in February 2020, and lower accruals for our 2020 incentive bonus was the primary factor causing the decrease in accrued expenses and other liabilities. A reduction in lease liabilities and accounts payable also contributed to the decrease.

Results of Operations:

During the three-month period ended March 31, 2020, total revenues were $70.5 million compared to $62.7 million during the same period a year ago. Growth in our interest and finance charge revenue earned as a result of the increase in our loan portfolio during the comparable reporting periods was the primary reason for higher revenues. Higher insurance revenues due to an increase in customers opting for credit insurance products at loan origination also contributed to the overall increase in total revenues during the comparable periods.

Net income decreased $2.6 million (58%) during the three-month period ended March 31, 2020 compared to the same period a year ago. Although revenues were higher as previously mentioned, an increase in our loan loss provision and increases in other operating expenses offset the increase in revenues resulting in a decline in net income during the current year reporting periods.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities. Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt. Net interest income increased $5.4 million (12%) during the three-month period ended March 31, 2020 compared to the same period in 2019. An increase in our average net principal loan balances of $92.7 million (15%) during the three months just ended compared to the same period a year ago resulted in higher interest and finance charges earned during the current year.

Average daily borrowings increased $91.8 million (17%) during the three-month period ended March 31, 2020 compared to the same period in 2019. In addition to higher average borrowings, the Company experienced increases in borrowing costs during the current year. The Company's average borrowing rates were 3.46% and 3.25% during the three-month periods ended March 31, 2020 and 2019, respectively. Interest expense increased approximately $1.1 million (25%) during the three-month period just ended compared to the same period a year ago due to the higher average daily borrowings and higher rates.

Management projects that, based on historical results, average net receivables will grow during the remainder of 2020, and net interest income is expected to increase accordingly. However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest income.

Insurance Income

Insurance revenues increased $1.3 million (11%) during the three-month period ended March 31, 2020 compared to the same period a year ago mainly due to an increase in loan customers opting for credit insurance on their loans. A $.3 million increase in insurance claims and expenses during the three-month period just ended offset a portion of the increases in insurance revenues.

Other Revenue

Other revenue increased slightly during the three-month period ended March 31, 2020, compared to the same period a year ago. The increase was mainly due to higher service charge income.

Provision for Credit Losses

As previously mentioned, The Company adopted the FASB standard ASU 2016-13 effective January 1, 2020. The amount of the provision for credit losses expense recognized during the three-month period ended March 31, 2020 was calculated in accordance with the Company’s incurred loss methodology. See Note 2, “Allowance for Credit Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s provision for credit losses. The Company’s provision for credit losses is a charge against earnings to maintain the allowance for credit losses at a level that Management estimates is adequate to cover expected losses as of the date of the statement of financial position.

Our provision for credit losses increased $7.6 million (72%) during the three-month period just ended compared the same period a year ago due to higher net charge offs and a change in qualitative factors within the allowance for the Company’s credit loss calculation. Net charge offs were $14.3 million and $10.0 million during the three-month periods ended March 31, 2020 and 2019, respectively. Impact from the COVID-19 pandemic was also a qualifying factor contributing to the increase in the provision for credit losses.

Based on the higher net charge offs, COVID-19 loan modifications and an underwriting change, Management increased the allowance for credit losses by $5.9 million to $58.9 million at March 31, 2020 compared to $53.0 million at December 31, 2019. Determining a proper allowance for credit losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions. In response to the COVID-19 pandemic, the Company developed a payment modification program for past due accounts. The performance of these accounts may not match historical loss rates; therefore, the Company made a $1.2 million qualitative adjustment to the allowance for credit losses. An underwriting change to our Sales Finance Contract program was implemented as of February 10, 2020. A $1.6 million qualitative adjustment was made to increase the allowance for credit losses based on early performance indicators.

We believe that the allowance for credit losses and provision for credit losses, as calculated in accordance with the Company’s CECL methodology, are appropriate to cover expected credit losses on loans at March 31, 2020; however, because the allowance for credit losses is based on estimates, there can be no assurance that the ultimate charge off amount will not exceed such estimates or that our loss assumptions will not increase. Management may determine it is appropriate to increase the allowance for credit losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $1.3 million (3%) during the three-month period ended March 31, 2020 compared to the same period a year ago. Other operating expenses encompass personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense decreased $.1 million (1%) during the three-month period ended March 31, 2020 compared to the same period in 2019. The decrease was mainly due to a decrease in the Company’s current year incentive bonus accrual compared to the prior year and a decrease in deferred compensation. Offsetting a portion of the decrease were increases in our employee base, annual merit salary increases, increases in claims associated with the Company's self-insured medical program and increased payroll taxes.

Occupancy expenses were slightly lower during the quarter just ended compared to the same quarter a year ago. Higher depreciation and rent expenses were offset by lower maintenance expenses, office material expenses, telephone expenses and utility expenses.

An increase in advertising expenses, credit bureau dues, consultant fees, insurance premium fees, postage expenses, taxes and license expenses and travel expenses were the primary factors causing the $1.4 million (13%) increase in miscellaneous other operating expenses during the three-month period ended March 31, 2020 as compared to the same period in 2019. Lower legal and audit expenses, computer expenses and training expenses offset a portion of the increase during the three-month period just ended.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status. Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries. The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 33% and 15% during the three-month periods ended March 31, 2020 and 2019, respectively. During the current year, the S corporation has incurred a loss, which lowered the overall pre-tax income of the Company resulting in a higher effective tax rate for the 2020 reporting period compared to the same period in 2019.

Quantitative and Qualitative Disclosures About Market Risk:

The possibility of market fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin. Please refer to the market risk analysis discussion contained in our Annual Report as of and for the year ended December 31, 2019 for a more detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of March 31, 2020 and December 31, 2019, the Company had $55.4 million and $51.9 million, respectively, invested in cash and cash equivalents (excluding restricted cash), the majority of which was held by the insurance subsidiaries.

The Company’s investments in marketable securities can be readily converted into cash, if necessary. State insurance regulations limit the use an insurance company can make of its assets. Dividend payments to a parent company by its wholly-owned life insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory gain from operations before recognizing realized investment gains of the individual insurance subsidiary during the prior year. Dividend payments to a parent company by its wholly-owned property and casualty insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory income before recognizing realized investment gains of the individual insurance subsidiary during the prior two years. At December 31, 2019, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $110.8 million and $86.6 million, respectively. The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2020, without prior approval of the Georgia Insurance Commissioner, is approximately $37.4 million. On December 2, 2019, Management submitted a request for approval of two separate transactions involving dividends and/or lines of credit with overall maximum amounts of $50.0 million from Frandisco Life and $60.0 million from Frandisco P&C. The Company would have the option to pay dividends and/or implement lines of credit during 2020. The request was approved by the Georgia Insurance Commissioner on January 8, 2020.

Most of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short-term and long-term debt securities. The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. Overall, debt securities declined $0.5 million between December 31, 2019 and March 31, 2020. In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (as amended, the “credit agreement”). The credit agreement provides for borrowings of up to $200.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less, and has a maturity date of February 28, 2022. Available borrowings under the credit agreement were $84.8 million and $88.7 million at March 31, 2020 and December 31, 2019 at an interest rate of 4.27% and 4.45%, respectively. The credit agreement contains covenants customary for financing transactions of this type. At March 31, 2020, the Company believes it was in compliance with all covenants.

As previously mentioned, the Company received approval for the insurance subsidiaries to pay extraordinary dividends and/or implement lines of credit to the Company during 2020. During 2019, Frandisco Life established an unsecured revolving line of credit available to the Company for a maximum amount up to $45.0 million. Frandisco P&C also established an unsecured revolving line of credit available to the Company for a maximum amount up to $47.0 million. Effective January 8, 2020, these lines of credit were amended in accordance with the previously mentioned approval received by the Georgia Insurance Commissioner for 2020. No amounts are currently outstanding on these lines.

During the first quarter of 2020 there was global outbreak of a new strain of coronavirus, COVID-19. The global and domestic response to the COVID-19 outbreak continues to rapidly evolve. Thus far, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities that required temporary closure of or imposed limitations on the operations of certain non-essential businesses and industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Management has created as COVID-19 Task Force for the Company which is diligently working to identify and manage potential impact. The Task Force closed branch offices to the public. Loans may be originated by appointment only with no more than one customer in the branch office at any time. Customers are encouraged to pay electronically. For those unable to pay electronically a no contact process was implemented for the branch offices. We have not experienced any significant impact on our delinquencies through the date of this filing. However, we have modified the payment terms of certain loans and have increased our allowance for credit losses as the performance of these accounts may not match historical loss rates. Corporate team members are effectively working remotely where practicable. COVID-19 presents material uncertainty and risk with respect to the Company’s performance and operations, including the potential impact on delinquencies and the allowance for credit losses if our customers experience prolonged periods of unemployment, which could result in material impact to the Company’s future results of operations, cash flows and financial condition.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for credit losses, revenue recognition and insurance claims reserves.

Allowance for Credit Losses

The Company adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) using the modified retrospective method for all financial assets measured at amortized cost. Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for credit losses at a level considered adequate to cover expected credit losses in our loan portfolio.

The allowance for credit losses is established based on the determination of the amount of expected losses inherent in the loan portfolio as of the reporting date. Under the new methodology, loans outstanding with similar risk characteristics are collectively evaluated in pools utilizing an open pool loss rate method, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting period. This historical loss rate is then adjusted by macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the expected losses in the loan portfolio. The Company’s allowance for credit losses recorded in the balance sheet reflects management’s best estimate within the range of expected credit losses. Assumptions regarding expected losses are reviewed periodically and may be impacted by the Company’s actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges. An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals. Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans. These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method. Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis. Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary. The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary. The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies. Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries. These reserves are established based on generally accepted actuarial methods. In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted. For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31,	December 31,
	2020	2019
ASSETS

CASH AND CASH EQUIVALENTS	$ 55,419,342	$ 51,934,265

RESTRICTED CASH	3,863,486	6,524,315

LOANS:
Direct Cash Loans	719,276,979	737,254,501
Real Estate Loans	38,829,115	37,255,330
Sales Finance Contracts	80,197,555	70,019,005
	838,303,649	844,528,836

Less:Unearned Finance Charges	116,525,935	118,748,137
Unearned Insurance Premiums and Commissions	54,110,921	57,620,339
Allowance for Loan Losses	58,974,560	53,000,000
Net Loans	608,692,233	615,160,360

INVESTMENT SECURITIES
Available for Sale, at fair value	209,075,880	204,457,522
Held to Maturity, at amortized cost	380,177	380,561
	209,456,057	204,838,083

OTHER ASSETS	58,696,687	60,722,555

TOTAL ASSETS	$ 936,127,805	$ 939,179,578

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 594,842,459	$ 591,091,095
ACCRUED EXPENSES AND OTHER LIABILITIES	50,974,832	57,587,343
SUBORDINATED DEBT	28,705,760	29,005,024
Total Liabilities	674,523,051	677,683,462

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock
Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	--	--
Accumulated Other Comprehensive (Loss) Income	10,092,124	9,614,846
Retained Earnings	251,342,630	251,711,270
Total Stockholders' Equity	261,604,754	261,496,116

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 936,127,805	$ 939,179,578

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)

	Three Months Ended
	March 31
	2020	2019

INTEREST INCOME	$ 56,146,553	$ 49,695,673
INTEREST EXPENSE	5,422,694	4,346,506
NET INTEREST INCOME	50,723,859	45,349,167

Provision for Credit Losses	18,140,668	10,542,569

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	32,583,191	34,806,598

INSURANCE INCOME
Premiums and Commissions	13,226,797	11,910,994
Insurance Claims and Expenses	3,660,429	3,334,061
Total Net Insurance Income	9,566,368	8,576,933

OTHER REVENUE	1,170,424	1,141,697

OTHER OPERATING EXPENSES
Personnel Expense	23,640,418	23,772,579
Occupancy Expense	4,486,784	4,497,307
Other	12,357,914	10,928,067
Total	40,485,116	39,197,953

INCOME BEFORE INCOME TAXES	2,834,867	5,327,275

Provision for Income Taxes	945,346	822,984

NET INCOME	1,889,521	4,504,291

RETAINED EARNINGS, Beginning of Period	251,711,270	241,082,137

Cumulative Change in Accounting Principal (Note 1)	(2,158,161)	-
Distributions on Common Stock	(100,000)	(118,333)

RETAINED EARNINGS, End of Period	$ 251,342,630	$ 245,468,095

BASIC AND DILUTED EARNINGS PER SHARE
170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$ 11.11	$ 26.50

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended
	March 31,
	2020	2019

Net Income	$ 1,889,521	$ 4,504,291

Other Comprehensive Income:
Net changes related to available-for-sale securities
Unrealized gains	649,365	7,451,450
Income tax expense	(172,087)	(1,552,268)
Net unrealized gains	477,278	5,899,182

Less reclassification of gain to net income	-	-

Total Other Comprehensive Gain	477,278	5,899,182

Total Comprehensive Income	$ 2,366,799	$ 10,403,473

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited)

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Shares	Amount	Earnings	Income (Loss)	Total

Three Months Ended March 31, 2020:
Balance at December 31, 2019	170,000	$ 170,000	$ 251,711,270	$ 9,614,846	$ 261,496,116
Comprehensive Income:
Net Income	—	—	1,889,521	—
Other Comprehensive Income	—	—	—	477,278
Total Comprehensive Income	—	—	—	—	2,366,799
Cumulative Change in Accounting Principal (Note 1)	—	—	(2,158,161)	—	(2,158,161)
Cash Distributions Paid	—	—	(100,000)	—	(100,000)
Balance at March 31, 2020	170,000	$ 170,000	$ 251,342,630	$ 10,092,124	$ 261,604,754

Three Months Ended March 31, 2019
Balance at December 31, 2018	170,000	$ 170,000	$ 241,082,137	$ (391,979)	$ 240,860,158
Comprehensive Income:
Net Income	—	—	4,504,291	—
Other Comprehensive Income	—	—	—	5,899,182
Total Comprehensive Income	—	—	—	—	10,403,473
Cash Distributions Paid	—	—	(118,333)	—	(118,333)
Balance at March 31, 2019	170,000	$ 170,000	$ 245,468,095	$ 5,507,203	$ 251,145,298

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 1,889,521	$ 4,504,291
Adjustments to reconcile net income to net cash povided by operating activities:
Provision for loan losses	18,140,668	10,542,569
Depreciation and amortization	1,247,582	1,209,482
Provision for deferred income taxes	(13,795)	(23,647)
Other	(52,731)	50,658
Decrease in miscellaneous other assets	993,043	1,198,332
Decrease in other liabilities	(6,446,265)	(8,025,217)
Net Cash Provided	15,758,023	9,456,468

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(108,520,874)	(111,508,272)
Loan liquidations	94,690,172	105,065,043
Purchases of marketable debt securities	(3,932,950)	-
Redemptions of marketable debt securities	-	1,895,000
Fixed asset additions	(539,697)	(1,198,594)
Fixed asset net proceeds from sales	17,474	-
Net Cash Used	(18,285,875)	(5,746,823)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in senior demand notes	3,304,356	(190,414)
Advances on credit line	53,841,307	36,900,848
Payments on credit line	(49,991,307)	(46,780,848)
Commercial paper issued	16,454,542	32,763,035
Commercial paper redeemed	(19,857,534)	(18,032,590)
Subordinated debt securities issued	1,461,602	1,691,386
Subordinated debt securities redeemed	(1,760,866)	(3,160,727)
Dividends / Distributions	(100,000)	(118,333)
Net Cash Provided	3,352,100	3,072,357

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	824,248	6,782,002

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning	58,458,580	14,025,868

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ending	$ 59,282,828	$ 20,807,870

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest Paid	$ 5,377,386	$ 4,276,503
Adoption of Lease Accounting Standard ASU 2016-02	-	29,781,213
Adoption of CECL Accounting Standard ASU 2016-13	(2,158,161)	-

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2019 and for the year then ended included in the Company's 2019 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of March 31, 2020 and December 31, 2019, its consolidated results of operations and comprehensive income for the three-month periods ended March 31, 2020 and 2019 and its consolidated cash flows for the three months ended March 31, 2020 and 2019. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three-month period ended March 31, 2020 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period. The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited). The Company has no dilutive securities outstanding.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported shown in the condensed consolidated statements of cash flows:

	March 31, 2020	March 31, 2019
Cash and Cash Equivalents	$ 55,419,342	$ 10,393,385
Restricted Cash	3,863,486	10,414,485
Total Cash, Cash Equivalents and Restricted Cash	$ 59,282,828	$ 20,807,870

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 (“ASC 606”), “Revenue from Contracts with Customers”. Under the guidance, companies are required to recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service. The Company adopted this guidance using the “modified retrospective” method effective January 1, 2018; as such, the Company applied the guidance only to the most recent period presented in the financial statements. The Company categorizes its primary sources of revenue into three categories: (1) interest related revenues, (2) insurance related revenue and (3) revenue from contracts with customers.

•Interest related revenues are specifically excluded from the scope of ASC 606 and accounted for under ASC Topic 310, “Receivables”.

•Insurance related revenues are subject to industry-specific guidance within the scope of ASC Topic 944, “Financial Services – Insurance” which remains unchanged.

•Other revenues primarily relate to commissions earned by the Company on sales of auto club memberships. Auto club commissions are revenue from contracts with customers and are accounted for in accordance with the guidance set forth in ASC 606.

Other revenues, as a whole, are immaterial to total revenues. There was no change to previously reported amounts from the cumulative effect of the adoption of ASC 606. During the three months ended March 31, 2020 and 2019, the Company recognized interest related income of $56.1 million and $49.7 million, respectively, insurance related income of $13.2 million and $11.9 million, respectively, and other revenues of $1.2 million and $1.1 million, respectively.

In February 2016, the FASB issued ASU 2016-02, “Leases Topic (842): Leases.” This ASU supersedes existing guidance on accounting for leases in Leases (Topic 840). The update requires disclosures regarding key information about leasing arrangements and requires all leases for a leasee to be recognized on the balance sheet as a right-of-use asset and a corresponding lease liability. For leases with a term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize a right-of-use asset or lease liability. The Company adopted the new standard during the first quarter of 2019 using the modified retrospective transition method resulting in the recording of a right-to-use asset of $29.7 million on the balance sheet and a corresponding liability. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The Company utilized the package of practical expedients allowing the Company to not reassess whether a contract is or contains a lease, lease classification and initial direct costs. As part of the adoption of the accounting standard, the Company elected to not recognize short-term leases on the condensed consolidated balance sheet. All non-lease components, such as common area maintenance, were excluded. See Note 5.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). This ASU amends existing guidance that requires an incurred loss impairment methodology that delays recognition until it is probable a loss has been incurred. The new guidance requires measurement and recognition of an allowance for credit losses that estimates expected credit losses and applies to financial assets measured at amortized cost including financing receivables, as well as net investments in leases recognized by a lessor, off-balance sheet credit exposures and reinsurance recoverables. The ASU is effective for annual and interim periods beginning after December 15, 2019. The Company adopted this guidance as of January 1, 2020 using the modified retrospective approach. Transition to the new ASU was through a cumulative-effect adjustment to beginning retained earnings as of January 1, 2020. The following table illustrates the impact of adopting ASU 2016-13 and details how outstanding loan balances have been reclassified as a result of changes made to our primary portfolio segments under CECL:

	January 1, 2020
Assets	As Reported Under ASC 326	Pre-ASC 326 Adoption	Impact of ASC 326 Adoption
	(in 000’s)	(in 000’s)	(in 000’s)
Loans:
Live Checks	$ 88,442	$ --	$ 88,442
Premier Loans	85,252	-	85,252
Other Consumer Loans	563,560	-	563,560
Real Estate Loans	37,255	-	37,255
Sales Finance Contracts	70,019	-	70,019
Total Portfolio Level	-	844,528	(844,528)

Unearned Finance Charges	118,748	118,748	-
Unearned Insurance Premiums & Comm.	57,620	57,620	-
Allowance for Credit Losses	55,158	53,000	2,158
Total Net	$ 613,002	$ 615,160	$ (2,158)

Equity:
Retained Earnings	$ 249,553	$ 251,711	$ (2,158)

There have been no updates to other recent accounting pronouncements described in our 2019 Annual Report and no new pronouncements that Management believes would have a material impact on the Company.

Note 2 – Allowance for Credit Losses

The allowance for credit losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio. Management estimates and evaluates the allowance for credit losses by utilizing an open pool loss rate method on collectively evaluated loans with similar risk characteristics in pools, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting date. This historical loss rate is then adjusted by macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the Company’s expected losses in its loan portfolio. The Company’s allowance for credit losses recorded in the balance sheet reflects management’s best estimate within the range of expected credit losses.

The Company calculates an expected credit loss by utilizing a snapshot of each specific loan segment at a point in history and tracing that segment’s performance until charge-offs were mostly exhausted for that particular segment. Charge-offs in subsequent periods are aggregated to derive an unadjusted lifetime historical charge-off rate by segment. The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for credit losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment. The Company performs a correlation analysis between macroeconomic factors and prior charge-offs for the following macroeconomic factors: Annual Unemployment Rates, Real Gross Domestic Product, Consumer Price Index (CPI), and US National Home Price Index (HPI). To evaluate the overall adequacy of our allowance for credit losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions. Such allowance is, in the opinion of Management, sufficiently adequate for expected losses in the current loan portfolio. As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates. Actual results could vary based on future changes in significant assumptions.

Management disaggregates the Company’s loan portfolio by loan segment when evaluating loan performance and calculating the allowance for credit losses. Although most loans are similar in nature, the Company concluded that based on variations in loss experience (severity and duration) driven by product and customer type it is most relevant to segment the portfolio by loan product consisting of five different segments: live checks, premier loans, other consumer loans, real estate loans, and sales finance contracts.

The total segments are monitored for credit losses based on graded contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the Company’s graded delinquency rules which includes the number of installments past due at that time, based on the then-existing terms of the contract. Accounts are classified in delinquency categories of 30-59 days past due, 60-89 days past due, or 90 or more days past due based on the Company’s graded delinquency policy. When a loan meets the Company’s charge-off policy, the loan is charged off, unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

Management ceases accruing finance charges on loans that meet the Company’s non-accrual policy based on grade delinquency rules, generally when two payments remain unpaid on precomputed loans or when an interest-bearing loan is 60 days or more past due. Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status. Accounts qualify for return to accrual status when the graded delinquency on a precomputed loan is less than two payments and on an interest-bearing loan when it is less than 60 days past due. There were no loans 60 days or more past due and still accruing interest at March 31, 2020 or December 31, 2019. The Company’s principal balances on non-accrual loans by loan class as of March 31, 2020 and December 31, 2019 are as follows:

Loan Class	March 31, 2020	December 31, 2019

Live Check Consumer Loans	$ 4,036,491	$ 4,689,601
Premier Consumer Loans	2,480,434	2,587,373
Other Consumer Loans	24,444,013	26,509,178
Real Estate Loans	1,588,138	1,259,471
Sales Finance Contracts	2,193,896	2,301,970
Total	$ 34,742,972	$ 37,347,593

An age analysis of principal balances on past due loans, segregated by loan class, as of March 31, 2020 and December 31, 2019 follows:

March 31, 2020	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$ 2,934,670	$ 1,184,798	$ 2,535,045	$ 6,654,513
Premier Loans	1,265,592	771,971	1,389,710	3,427,273
Other Consumer Loans	18,085,792	8,983,772	19,368,373	46,437,937
Real Estate Loans	1,608,915	338,560	1,659,220	3,606,695
Sales Finance Contracts	1,424,070	713,270	1,825,277	3,962,617
Total	$ 25,319,039	$ 11,992,371	$ 26,777,625	$ 64,089,035

December 31, 2019	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$ 2,089,313	$ 1,576,158	$ 3,079,737	$ 6,745,208
Premier Loans	1,174,364	791,218	1,216,080	3,181,662
Other Consumer Loans	16,309,594	9,251,491	20,675,879	46,236,964
Real Estate Loan	900,373	339,977	1,592,069	2,832,419
Sales Finance Contracts	1,691,694	754,381	1,755,318	4,201,393
Total	$ 22,165,338	$ 12,713,225	$ 28,319,083	$ 63,197,646

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total loan portfolio is also used as a credit quality indicator. The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at March 31, 2020 and December 31, 2019 was 2.19% and 2.09%, respectively.

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For consumer and real estate segments, the Company also evaluates credit quality based on the aging status of the loan and by payment activity. The following table presents the net balance (principal balance less unearned finance charges and unearned insurance) in consumer and residential loans based on payment activity as of March 31, 2020:

	Payment Performance – Net Balance by Origination Year
	2020(1)	2019	2018	2017	2016	Prior	Total Net Balance
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Live Checks:
Performing	$ 32,258	$ 43,612	$ 4,841	$ 689	$ 8	$ 1	$ 81,409
Nonperforming	345	2,961	428	46	-	-	3,780
	$ 32,603	$ 46,573	5,269	$ 735	$ 8	$ 1	$ 85,189
Premier Loans:
Performing	$ 13,457	$ 43,714	$ 12,959	$ 2,054	$ -	$ -	$ 72,184
Nonperforming	48	1,511	605	130	-	-	2,294
	$ 13,505	$ 45,225	13,564	$ 2,184	$ -	$ -	$ 74,478

Other Consumer Loans:
Performing	$ 91,137	$ 251,064	$ 45,350	$ 7,368	$ 1,353	$ 550	$ 396,822
Nonperforming	314	15,232	4,193	668	111	42	20,560
	$ 91,451	$ 266,296	$ 49,543	$ 8,036	$ 1,464	$ 592	$ 417,382
Real Estate Loans:
Performing	$ 3,499	$ 11,550	$ 8,291	$ 4,930	$ 2,649	$ 3,968	$ 34,888
Nonperforming	75	397	465	418	38	195	1,588
	$ 3,574	$ 11,947	8,757	$ 5,348	$ 2,687	$ 4,163	$ 36,476
Sales Finance Contracts:
Performing	$ 16,445	$ 30,893	$ 9,732	$ 1,885	$ 304	$ 89	$ 59,348
Nonperforming	6	1,002	631	132	26	4	1,801
	$ 16,451	$ 31,895	10,363	$ 2,017	$ 331	$ 93	$ 61,149

(1) Includes loan originated during the three-months ended March 31, 2020.

Due to the composition of the loan portfolio, the Company determines and monitors the allowance for credit losses on a portfolio segment basis. As of March 31, 2020, a historical look back period of five quarters was utilized for live checks; six quarters for other consumer loans, premier loans, and sales finance contracts; and a look back period of five years was utilized for real estate loans. Expected look back periods are determined based on analyzing the history of each segment’s snapshot at a point in history and tracing performance until charge-offs are mostly exhausted. The Company addresses seasonality primarily through the use of an average in quarterly historical loss rates over a 4-quarter snapshot time span instead of using one specific snapshot quarter’s historical loss rates. In response to the COVID-19 pandemic, the Company developed a payment modification program for past due accounts. The performance of these accounts may not match historical loss rates; therefore, the Company made a $1.2 million qualitative adjustment to the allowance for credit losses. Other than these modifications, we have not experienced any significant impact on our delinquencies through the date of this filing. An underwriting change to our Sales Finance Contract program was implemented as of February 10, 2020. A $1.6 million qualitative adjustment was made to increase the allowance for credit losses based on early performance indicators. Segmentation of the portfolio began with the adoption of ASC 326 on January 1, 2020. The following table provides additional information on our allowance for credit losses based on a collective evaluation.

	Three Months Ended March 31, 2020
	Live Checks	Premier Loans	Other Consumer Loans	Real Estate Loans	Sales Finance Contracts	Total
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Allowance for Credit Losses:
Balance at December 31, 2019	$ -	$ -	$ -	$ -	$ -	$ 53,000
Impact of adopting ASC 326	-	-	-	-	-	2,158
Balance at January 1, 2020	$ 8,177	$ 4,121	$ 39,180	$ 169	$ 3,511	$ 55,158
Provision for Credit Losses	2,958	1,660	10,463	73	2,986	18,140
Charge-offs	(2,549)	(1,359)	(14,131)	(6)	(1,004)	(19,049)
Recoveries	473	95	3,934	3	220	4,725
Ending Balance	$ 9,059	$ 4,517	$ 39,446	$ 239	$ 5,713	$ 58,974

	Three Months Ended
	March 31, 2020	March 31, 2019
Allowance for Credit Losses:
Beginning Balance	$ 53,000,000	$ 43,000,000
Impact of adopting ASC 326	2,158,161	-
Provision for credit losses	18,140,668	10,542,569
Charge-offs	(19,048,499)	(14,199,882)
Recoveries	4,724,230	4,157,313
Ending balance; collectively evaluated for impairment	$ 58,974,560	$ 43,500,000

Finance Receivables Ending Balance	$ 834,292,994	$ 723,236,417

Troubled Debt Restructurings ("TDRs") represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/or reductions in the amount owed by the borrower. The following table presents a summary of loans that were restructured during the three months ended March 31, 2020.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	786	$ 1,282,032	$ 1,245,551
Premier Consumer Loans	164	1,085,667	1,058,529
Other Consumer Loans	3,972	12,983,091	12,224,600
Real Estate Loans	9	111,677	111,677
Sales Finance Contracts	264	1,071,657	1,029,928
Total	5,195	$ 16,534,124	$ 15,670,285

The following table presents a summary of loans that were restructured during the three months ended March 31, 2019.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	4,671	$ 12,743,094	$ 12,277,683
Real Estate Loans	12	260,332	258,509
Sales Finance Contracts	200	675,882	649,115
Total	4,883	$ 13,679,308	$ 13,185,307

TDRs that occurred during the twelve months ended March 31, 2020 and subsequently defaulted during the three months ended March 31, 2020 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	427	$ 617,260
Premier Consumer Loans	53	327,474
Other Consumer Loans	1,452	2,926,111
Real Estate Loans	-	-
Sales Finance Contracts	89	209,611
Total	2.021	$ 4,080,456

TDRs that occurred during the twelve months ended March 31, 2019 and subsequently defaulted during the three months ended March 31, 2019 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	1,618	$ 2,772,445
Real Estate Loans	-	-
Sales Finance Contracts	75	176,448
Total	1,693	$ 2,948,893

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity. The amortized cost and estimated fair values of these debt securities were as follows:

	As of March 31, 2020		As of December 31, 2019
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale
Obligations of states and political subdivisions	$ 196,209,243	$ 208,800,652	$ 192,240,250	$ 204,012,197
Corporate securities	130,316	275,228	130,316	445,325
	$ 196,339,559	$ 209,075,880	$ 192,370,566	$ 204,457,522

Held to Maturity
Obligations of states and political subdivisions	$ 380,177	$ 386,726	$ 380,561	$ 389,520

Gross unrealized losses on investment securities totaled $37,761 and $24,092 at March 31, 2020 and December 31, 2019, respectively. The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of March 31, 2020 and December 31, 2019:

	Less than 12 Months		12 Months or Longer		Total
March 31, 2020	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 1,417,879	$ (29,135)	$ 98,069	(8,626)	$ 2,399,948	$ (37,761)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2019	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 1,206,656	$ (18,941)	$ 986,642	$ (5,151)	$ 2,193,298	$ (24,092)

The previous two tables represent 3 and 2 investments held by the Company at March 31, 2020 and December 31, 2019, respectively, the majority of which are rated “A” or higher by Moody’s and/or Standard & Poor’s. The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations. Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not consider the impairment of any of these investments to be other-than-temporary at March 31, 2020 or December 31, 2019.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves. Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank"). US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary (“Frandisco P&C”), as grantor, and American Bankers Insurance Company of Florida, as beneficiary. At March 31, 2020, these trusts held $39.5 million in available-for-sale investment securities at market value. US Bank also serves as trustee under trust agreements with the Company's life insurance company subsidiary (“Frandisco Life”), as grantor, and American Bankers Life Assurance Company, as beneficiary. At March 31, 2020, these trusts held $19.6 million in available-for-sale investment securities at market value and $.4 million in held-to-maturity investment securities at amortized cost. The amounts required to be held in each trust change as required reserves change. All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under ASC 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents: Cash includes cash on hand and with banks. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization. The estimate of the fair value of cash and cash equivalents is classified as a Level 1 financial asset.

Loans: The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature. The fair value of the Company’s real estate loans approximates the carrying value since the interest rate charged by the Company approximates market rate. The estimate of fair value of loans is classified as a Level 3 financial asset.

Marketable Debt Securities: The Company values Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data. State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs. See additional information, including the table below, regarding fair value under ASC 820, and the fair value measurement of available-for-sale marketable debt securities.

Corporate Securities: The Company estimates the fair value of corporate securities with readily determinable fair values based on quoted prices observed in active markets; therefore, these investments are classified as Level 1.

Senior Debt Securities: The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment. The estimate of fair value of senior debt securities is classified as a Level 2 financial liability.

Subordinated Debt Securities: The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities. The estimate of fair value of subordinated debt securities is classified as a Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs and how the data was calculated or derived. The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale. These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager. To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures. We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker. There was no change in this methodology during any period reported.

Assets measured at fair value as of March 31, 2020 and December 31, 2019 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2020	(Level1)	(Level2)	(Level3)

Corporate securities	$ 275,228	$ 275,228	$ --	$ --
Obligations of states and political subdivisions	208,800,652	--	208,800,652	--
Total	$ 209,075,880	$ 275,228	$ 208,800,652	$ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2019	(Level1)	(Level2)	(Level3)

Corporate securities	$ 445,325	$ 445,325	$ --	$ --
Obligations of states and political subdivisions	204,012,195	--	204,012,195	--
Total	$ 204,457,520	$ 445,325	$ 204,012,195	$ --

Note 5 – Leases

The Company is obligated under operating leases for its branch loan offices and home office locations. The operating leases are recorded as operating lease right-of-use (“ROU”) assets and operating lease liabilities. The ROU asset is included in other assets and the corresponding liability is included in accounts payable and accrued expenses on the Company’s condensed consolidated statement of financial position.

ROU assets represent the Company’s right to use an underlying asset during the lease term and the operating lease liabilities represent the Company’s obligations for lease payments in accordance with the lease. Recognition of ROU assets and liabilities are recognized at the lease commitment based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental borrowing rate at the lease commitment date or adoption date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the condensed consolidated statement of income.

Remaining lease terms range from 1 to 10 years. The Company’s leases are not complex and do not contain residual value guarantees, variable lease payments, or significant assumptions or judgments made in applying the requirements of Topic 842. Operating leases with a term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term. At March 31, 2020 the operating lease ROU assets and liabilities were $30.9 million and $31.3 million, respectively.

The table below summarizes our lease expense and other information related to the Company’s operating leases with respect to FASB ASC 842:

Three Months Ended March 31, 2020
Operating lease expense	$ 1,787,585
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,755,880
Weighted-average remaining lease term – operating leases (in years)	6.82
Weighted-average discount rate – operating leases	5.56%

Lease maturity schedule as of March 31, 2020:	Amount
Remainder of 2020	$ 5,107,344
2021	6,239,540
2022	5,670,430
2023	4,851,786
2024	4,125,057
2025 and beyond	11,556,549
Total	37,550,706
Less: Interest	(6,219,683)
Present Value of Lease Liability	$ 31,331,023

Note 6 – Commitments and Contingencies

The Company is, and expects in the future to be, involved in various legal proceedings incidental to its business from time to time. Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable. At March 31, 2020, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Subsequent to December 31, 2019, there was global outbreak of a new strain of coronavirus, COVID-19. The global and domestic response to the COVID-19 outbreak continues to rapidly evolve. Thus far, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities that required temporary closure of or imposed limitations on the operations of certain non-essential businesses and industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Management has created as COVID-19 Task Force for the Company which is diligently working to identify and manage potential impact. The Task Force closed branch offices to the public. Loans may be originated by appointment only with no more than one customer in the branch office at any time. Customers are encouraged to pay electronically. For those unable to pay electronically a no contact process was implemented for the branch offices. Corporate team members are effectively working remotely where practicable. COVID-19 presents material uncertainty and risk with respect to the Company’s performance and operations, including the potential impact on delinquencies and the allowance for credit losses if our customers experience prolonged periods of unemployment, which could result in material impact to the Company’s future results of operations, cash flows and financial condition.

Note 7 – Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.

Effective income tax rates were approximately 33% during the three-month period ended March 31, 2020 compared to 15% during the same period in 2019. During the current year, the S Corporation has incurred a loss, which lowered the overall pre-tax income of the Company resulting in a higher effective tax rate for the 2020 reporting period.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc. As amended to date, the credit agreement provides for borrowings and reborrrowings of up to $200.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company. Available borrowings under the credit agreement were $84.8 million and $87.7 million at March 31, 2020 and December 31, 2019, at interest rates of 4.27% and 4.45%, respectively. Outstanding borrowings on the credit line were $115.2 million and $111.4 million at March 31, 2020 and December 31, 2019, respectively. The credit agreement contains covenants customary for financing transactions of this type. At March 31, 2020, the Company believes it was in compliance with all covenants. The credit agreement has a commitment termination date of February 28, 2022.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties. The Company has an outstanding loan to a real estate development partnership of which one of the Company’s beneficial owners is a partner. The balance on the commercial loan (including principal and accrued interest) was $1.7 million at March 31, 2020. The Company also has a loan for premium payments to a trust of an executive officer’s irrevocable life insurance policy. The principal balance on this loan at March 31, 2020 was $.4 million. Please refer to the disclosure contained in Note 12 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2019 for additional information on related party transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280. FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has eight divisions which comprise its operations: Division I through Division V, Division VII, Division VIII and Division IX. Each division consists of branch offices that are aggregated based on vice president responsibility and geographic location. Division I consists of offices located in South Carolina. Offices in North Georgia comprises Division II, Division III consists of offices in South Georgia and Division IX consists of offices in West Georgia. Division IV represents our Alabama offices, Division V represents our Mississippi offices, Division VII represents our Tennessee offices and Division VIII represents our Louisiana offices.

Accounting policies of each of the divisions are the same as those for the Company as a whole. Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management. All division revenues result from transactions with third parties. The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

Below is a performance recap of each of the Company’s divisions for the three-month periods ended March 31, 2020 and 2019, followed by a reconciliation to consolidated Company data.

	Division	Division	Division	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	VIII	IX	Total
(in thousands)
Division Revenues:
3 Months ended 03/31/2020	$ 10,210	$ 9,181	$ 10,163	$ 9,791	$ 6,560	$ 6,304	$ 5,717	$ 8,506	$ 66,432
3 Months ended 03/31/2019	$ 8,781	$ 8,509	$ 9,312	$ 9,045	$ 5,568	$ 5,180	$ 4,684	$ 8,006	$ 59,085

Division Profit:
3 Months ended 03/31/2020	$ 3,253	$ 3,754	$ 4,183	$ 3,193	$ 1,997	$ 1,296	$ 1,403	$ 2,983	$ 22,062
3 Months ended 03/31/2019	$ 3,100	$ 3,561	$ 4,161	$ 3,043	$ 1,532	$ 1,255	$ 1,198	$ 3,094	$ 20,944

Division Assets:
03/31/2020	$ 103,173	$ 103,923	$ 107,802	$ 124,039	$ 68,583	$ 74,658	$ 58,722	$ 97,459	$ 738,359
12/31/2019	$ 105,094	$ 102,952	$ 109,390	$ 123,652	$ 68,269	$ 73,116	$ 59,100	$ 98,875	$ 740,448

	3 Months Ended 03/31/2020	3 Months Ended 03/31/2019
	(in 000’s)	(in 000’s)
Reconciliation of Revenues:
Total revenues from reportable divisions	$ 66,432	$ 59,085
Corporate finance charges earned, not allocated to divisions	31	34
Corporate investment income earned, not allocated to divisions	1,780	1,788
Timing difference of insurance income allocation to divisions	2,299	1,838
Other revenue not allocated to divisions	2	3
Consolidated Revenues (1)	$ 70,544	$ 62,748

	3 Months Ended 9/30/2019	3 Months Ended 9/30/2018
	(in 000’s)	(in 000’s)
Reconciliation of Profit:
Profit per division	$ 22,062	$ 20,944
Corporate earnings not allocated	4,112	3,663
Corporate expenses not allocated	(23,339)	(19,280)
Consolidated Net Income	$ 2,835	$ 5,327

(1) Note 1:  Includes Finance Charge Income, Investment Income, Insurance Premium Revenues and Other Revenue.

BRANCH OPERATIONS

Gary L. McQuain	Senior Vice President
Joseph R. Cherry	Vice President
John B. Gray	Vice President
Jerry W. Hughes	Vice President
Jennifer C. Purser	Vice President
M. Summer Clevenger	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Jimmy Fairbanks	Becki Lawhon	Faye Page
Maurice Bize	Chad Frederick	Jeff Lee	Max Pickens
Derrick Blalock	Peyton Givens	Tammy Lee	Ricky Poole
Nicholas Blevins	Kim Golka	Lynn Lewis	Gerald Rhoden
Ron Byerly	Tabatha Green	Jeff Lindberg	Anthony Seney
Keith Chavis	Jenna Henderson	Jimmy Mahaffey	Mike Shankles
Bryan Cook	Brian Hill	Sylvia McClung	Greg Shealy
Stacy Courson	Tammy Hood	Marty Miskelly	Cliff Snyder
Joe Daniel	Gail Huff	William Murrillo	Michael Spriggs
Chris Deakle	Sue Iser	Josh Nickerson	Melissa Stewart
Dee Dunham	Steve Knotts	Mike Olive	Harriet Welch
Carla Eldridge	Sharon Langford	Deloris O’Neal	Robert Whitlock

BRANCH OPERATIONS

ALABAMA
Adamsville	Brewton	Fayette	Jasper	Oxford	Scottsboro
Albertville	Center Point	Florence	Mobile	Ozark	Selma
Alexander City	Clanton	Fort Payne	Moody	Pelham	Sylacauga
Andalusia	Cullman	Gadsden	Moulton	Prattville	Tallassee
Arab	Decatur	Hamilton	Muscle Shoals	Robertsdale	Troy
Athens	Dothan (2)	Huntsville (2)	Opelika	Russellville (2)	Tuscaloosa
Bay Minette Bessemer	Enterprise	Jackson	Opp	Saraland	Wetumpka
GEORGIA
Acworth	Canton	Dalton	Greensboro	Manchester	Swainsboro
Adel	Carrollton	Dawson	Griffin	McDonough	Sylvania
Albany (2)	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvester
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Thomaston
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomasville
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomson
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Tifton
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Toccoa
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Tucker
Baxley	Cochran	Fayetteville	Jackson	Perry	Valdosta
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Vidalia
Blakely	Columbus (2)	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Warner Robins (2)
Bremen	Conyers	Forsyth	Kennesaw	Royston	Washington

BRANCH OPERATIONS
(Continued)

Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Waycross
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waynesboro
Butler	Covington	Gainesville	Lawrenceville	Savannah	Winder
Cairo	Cumming	Garden City	Macon (2)	Statesboro
Calhoun	Dahlonega	Georgetown	Madison	Stockbridge

LOUISIANA
Abbeville	Covington	Hammond	LaPlace	Morgan City	Ruston
Alexandria	Crowley	Houma	Leesville	Natchitoches	Slidell
Baker	Denham Springs	Jena	Marksville	New Iberia	Sulphur
Bastrop	DeRidder	Kenner	Marrero	Opelousas	Thibodaux
Baton Rouge	Eunice	Lafayette	Minden	Pineville	West Monroe
Bossier City	Franklin	Lake Charles	Monroe	Prairieville	Winnsboro

MISSISSIPPI
Amory	Columbia	Gulfport	Kosciusko	Olive Branch	Ridgeland
Batesville	Columbus	Hattiesburg	Magee	Oxford	Ripley
Bay St. Louis	Corinth	Hazlehurst	McComb	Pearl	Senatobia
Booneville	D’Iberville	Hernando	Meridian	Philadelphia	Starkville
Brookhaven	Forest	Houston	New Albany	Picayune	Tupelo
Carthage	Greenwood	Iuka	Newton	Pontotoc	Winona
Clinton	Grenada

SOUTH CAROLINA
Aiken	Cheraw	Georgetown	Laurens	North Charleston	Spartanburg
Anderson	Chester	Greenwood	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Columbia	Greer	Manning	North Myrtle Beach	Sumter
Beaufort	Conway	Hartsville	Marion	Orangeburg	Union
Boling Springs	Dillon	Irmo	Moncks Corner	Rock Hill	Walterboro
Camden	Easley	Lake City	Myrtle Beach	Seneca	Winnsboro
Cayce	Florence	Lancaster	Newberry	Simpsonville	York
Charleston	Gaffney

TENNESSEE
Athens	Crossville	Gallatin	Lafayette	Maryville	Savannah
Bristol	Dayton	Greeneville	LaFollette	Morristown	Sevierville
Clarksville	Dickson	Hixson	Lebanon	Murfreesboro	Smyrna
Cleveland	Dyersburg	Jackson	Lenoir City	Newport	Tazewell
Columbia	Elizabethton	Johnson City	Lexington	Powell	Tullahoma
Cookeville	Fayetteville	Kingsport	Madisonville	Pulaski	Winchester

DIRECTORS

Ben F. Cheek, IV

Chairman

1st Franklin Financial Corporation

Ben F. Cheek, III

Chairman Emeritus

1st Franklin Financial Corporation

Virginia C. Herring

President and Chief Executive Officer

1st Franklin Financial Corporation

Jerry J. Harrison, Jr. Chief Executive Officer Five Stand Capital John G. Sample, Jr. CPA C. Dean Scarborough Retired Retail Business Owner

A. Roger Guimond

Executive Vice President and

Chief Financial Officer

1st Franklin Financial Corporation

Jim H. Harris, III

Retired Founder / Co-owner

Unichem Technologies

Retired Founder / Owner / President

Moonrise Distillery

Keith D. Watson Chairman Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Chairman Emeritus

Virginia C. Herring President and Chief Executive Officer

A. Roger Guimond Executive Vice President and Chief Financial Officer

Ronald F. Morrow Executive Vice President and Chief Operating Officer

Daniel E. Clevenger, II Executive Vice President - Compliance

C. Michael Haynie Executive Vice President - Human Resources

Kay S. O'Shields Executive Vice President – Chief Learning Officer

Chip Vercelli Executive Vice President – General Counsel

Joseph A. Shaw Executive Vice President – Chief Information Officer

Nancy M. Sherr Executive Vice President – Chief Marketing Officer

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

INDEPENDENT AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303